April 7, 2009

VIA EDGAR

Barbara C. Jacobs

Assistant Director

United States Securities and Exchange Commission

Mail Stop 4561

100 F. Street, N.E.

Washington, D.C. 20549-4561

Re:	Solera Holdings, Inc.
Annual Report on Form 10-K
Filed August 29, 2008
File No. 001-33461

Dear Ms. Jacobs:

On behalf of Solera Holdings, Inc., a Delaware corporation (“Solera”), this is to clarify the timing for Solera’s response to the Staff’s comments set forth in my April 6, 2009 correspondence to you. As I discussed with Evan Jacobson of the Staff, Solera will provide its response to the Staff’s comments by April 23, 2009 (not March 23, 2009 as stated in my April 6 letter).

Should you have any questions or comments, please contact me at (858) 724-1600, or Mark Leahy of Fenwick & West LLP, our outside legal counsel, at (650) 988-8500.

Sincerely,

/s/ Jason M. Brady
Jason M. Brady Senior Vice President, General Counsel and Secretary

cc:	Evan Jacobson, Securities and Exchange Commission
Tony Aquila, Solera Holdings, Inc.
Dudley Mendenhall, Solera Holdings, Inc.
Don Tartre, Solera Holdings, Inc.
Jack Pearlstein, Solera Holdings, Inc.
Mark Leahy, Fenwick & West LLP
Mohana Dissanayake, Deloitte & Touche LLP

Solera Companies

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